July 13, 2016

Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 16, 2016 CIK No. 0001604191

Dear Ms. Hayes:

On behalf of our client, AzurRx BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for submission to the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Form S-1”). The Form S-1 is being filed to respond to the comments set forth in the Staff’s letter dated June 30, 2016 (the “Staff’s Letter”). In order to facilitate your review of the Form S-1, we have restated and responded, on behalf of the Company, to the comments set forth in the Staff’s Letter:

Experts, page 73
Comment:
1.           On page F-11, you state that warrants and contingent consideration were valued via a third- party valuation. Since you appear to fully rely on a third-party expert for these valuations, please name this specialist in your filing and provide their consent as an expert. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

Response:  The Company was simply assisted by a third party valuation firm to develop the appropriate fair values.  The Company was solely responsible for the key estimates used within the various pricing models and the ultimate determination of the final fair value calculations were made solely by the Company.  We have revised the disclosure on page F-11 of the Form S-1 as follows to make clear that the valuations are those of the Company and not the third party: “The fair values of the outstanding warrants were measured by the Company using a Binomial Option Pricing model” and “The contingent consideration was valued by the Company using a series of Black-Scholes Option Pricing Models …”  Accordingly, since the Company was solely responsible for the final fair value calculations, and the disclosure has been revised to state that the Company prepared the valuations, we do not believe we are required to disclose the name of the third party expert in the Form S-1 or obtain the third party’s consent to be named therein.

Notes to Consolidated Financial Statements Note 2 - Significant Accounting Policies Fair Value Measurement, page F-10
Comment:
2.           In your response to comment 3, you state that a “series” of Black-Scholes Option pricing Models were used in determining the fair value of the contingent consideration. Please revise your disclosure to reflect this fact.

Response: We have revised the disclosure on page F-11 of the Form S-1 to state that a series of Black-Scholes Option pricing Models were used in determining the fair value of the contingent consideration.

Note 10 - Original Issue Discounted Convertible Notes, page F-17
Comment:
3. Please tell us how you accounted for the exchange of debt on March 31, 2016. Cite the relevant accounting literature to support your accounting.
Response: The Company accounted for the exchange of debt during the period ended March 31, 2016 as a debt modification. The Company applied the guidance of ASC 450.50, Debt Modification and Extinguishments. The exchange was evaluated within the criteria of ASC 450.40.10 and it was determined that the original and new debt were not substantially different. Specifically, that determination was based on calculations that the present value of the new debt was not at least 10 percent different than the present value of the remaining cash flows under the original debt; that the change in the fair value of the embedded conversion option was not at least 10 percent of the carrying amount of the original debt; and that the exchange did not add or eliminate a conversion option. Therefore, no gain or loss was recognized on the exchange of debt.

Exhibits
Comment:
4.           Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your convertible debt and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including beneficial conversion features.

Response: Once the Company has an estimated offering price or range, we will explain how the Company determined the fair value of the common stock underlying the convertible debt and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

Should you have any questions concerning any of the foregoing please contact David Levine at (212) 407-4923 or the undersigned at (212) 407-4935.

Sincerely,

/s/ David Levine

David Levine
Partner